FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

     REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

January 15, 2008

GETTY COPPER INC.
(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1
(Address of principal executive offices)

Attachments:

1.	News Release Dated December 21, 2007.

2.	News Release Dated January 2, 2008

3.	News Release Dated January 11, 2008

4.	News Release Dated January 11, 2008

5.	Early Warning Report Dated January 11, 2008

6.	Material Change Report Dated January 11, 2008

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)
Date: January 15, 2008	By: /s/ “Corby Anderson” Name Its: President, COO (Title)

GETTY COPPER INC.	Trading Symbol TSX:V GTC
December 21, 2007

NEWS RELEASE

"THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES"

GETTY COPPER INC ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia: Getty Copper Inc. (the “Company”) is pleased to announce a non-brokered private placement of common shares (“Common Shares”) at a price of $0.10 per Common Share to raise gross proceeds of $1,000,000.

The proceeds of the private placement will be used for continuing exploration on the Company’s mineral properties and for general working capital purposes.

The private placement is subject to TSX Venture Exchange acceptance.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

___________________________________
Dr. Corby G. Anderson, President and COO

For further information please contact:
Dr. Corby G. Anderson
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231	Fax: 604-931-2814

GETTY COPPER INC.	Trading Symbol TSX V: GTC
January 8, 2008

GETTY MOLYBDENUM RESOURCE UPDATE

NEWS RELEASE

     The Company wishes to announce that it has received an updated resource calculation on its Getty North deposit which reflects the current estimate of the molybdenum resources contained in the oxide and sulfide portions of the Getty North deposit.

     The total indicated resources in the sulfide portion of the deposit are 25,650,000 tonnes grading 0.015% Mo, and this represents over eight million pounds (i.e. 8,000,000 lbs) of contained molybdenum. Previous independent metallurgical testing by Beattie Consulting indicated that molybdenum in the Getty North sulphide ore could be recovered to a bulk concentrate via flotation. Getty is proposing to treat such concentrates hydrometallurgically on site for production of copper cathode metal and molybdenum trioxide via pressure oxidation leaching. This is currently being evaluated by West Coast Environmental and Engineering in their on going pre feasibility engineering study.

     In the oxide zone, there are also indicated resources of 6,450,000 tonnes grading 0.011% Mo, which represents over 1.5 million lbs (i.e. 1,500,000 lbs) of contained molybdenum. The molybdenum in the oxide zone may or may not be recoverable using the Company’s proposed processing plans. As such, while significant from an exploration concept, the indicated resources in the oxide zone should not be considered to have potential economic value at this point.

There is not sufficient data at this time to calculate inferred resources of molybdenum.

     The molybdenum resources are contained within the copper deposit as previously reported and potential exists for molybdenum outside of this deposit. According to Roskill, molybdenum’s common association with copper in large near-surface porphyry deposits that can be extracted by open pit mining is the most commercially important mode of occurrence. Most of the world’s molybdenum comes from copper-molybdenum deposits in the west of the Americas in the USA, Chile, Peru and Canada, with most of the remainder coming from molybdenum-only deposits in China, the USA and Canada. The main end-use of molybdenum is in steel. Stainless steel accounted for an estimated 28% of worldwide molybdenum demand in 2005, followed by full alloy steel (15%), tool and high speed steel (10%), high strength low alloy steel (9%) and carbon steel (9%). The global market for molybdenum is estimated to have grown from about 100kt in 1990 to 181kt in 2005, an average year-on-year growth rate of 4.3% . This compares with a world real GDP growth rate of 2.9% per year. For reference, Chinese consumption of molybdenum doubled to around 18kt between 2001 and 2005. Of more importance for world molybdenum supply is the addition of new roasting capacity to provide usable product. No major new capacity that is independent of new mine supply appears likely to come on stream before 2009.

     The attached schedule sets out the previously disclosed unchanged copper resources and incorporates the new data for the molybdenum resources within the Getty North deposit.

     The Company is currently reviewing data for the Getty South deposit to evaluate the presence of molybdenum, and anticipates that it will be in a position to provide further information with regard to that in due course.

     The information contained in this Release was prepared under the supervision of Craig L. Parkinson P.G., Senior Geologist of West Coast Environmental and Engineering in California.

Copper and Preliminary Molybdenum Resource Estimates
Getty Copper North and South Deposits
West Coast Environmental and Engineering
January 2, 2008

Getty North: Copper Resource Estimates

Cut-Off Grade = 0.2% Copper

RESOURCE ZONE	RESOURCE TYPE	TOTAL RESOURCE (millions of tonnes)	GRADE (% Cu)	POUNDS OF COPPER (millions)
Oxide	Indicated	6.45	0.541	76.98
	Inferred	0.43	0.416	3.94

Sulfide	Indicated	25.65	0.432	244.36
	Inferred	7.82	0.352	60.70

Total	Indicated	32.10	0.454	321.34
	Inferred	8.25	0.355	64.64

Getty South: Inferred Copper Resource Estimates

Cut-off Grade = 0.2% Copper

Ore Type	Tonnes (millions)	Grade (% Cu)	Pounds of Copper (millions)
Oxide	3.10	0.51	34.6
Sulfide	25.06	0.46	255.4
Total	28.16	0.47	290.0

Getty Project: Total Copper Resource Estimates

Cut-Off Grade = 0.2% Copper

RESOURCE ZONE	RESOURCE TYPE	TOTAL RESOURCE (millions of tonnes)	GRADE (% Cu)	POUNDS OF COPPER (millions)
Oxide	Indicated	6.45	0.541	76.98
	Inferred	3.53	0.495	38.54
Sulfide
	Indicated	25.65	0.432	244.36
	Inferred	32.88	0.436	316.10
Total
	Indicated	32.10	0.454	321.34
	Inferred	36.41	0.442	354.64

Getty North: Preliminary Molybdenum Resource Estimates

Cut-Off Grade = 0.2% Copper

RESOURCE ZONE	RESOURCE TYPE	TOTAL RESOURCE (millions of tonnes)	GRADE (% Mo)	POUNDS OF MOLYBDENUM (millions)
Oxide
	Indicated	6.45	0.011	1.564

Sulfide
	Indicated	25.65	0.015	8.484

Total
	Indicated	32.10	0.0147	10.048

The Getty North preliminary molybdenum indicated resource tonnes are the same as the copper resource tonnes at a cut-off grade of 0.2% copper.

The Getty North preliminary molybdenum indicated resource grades were calculated from the weighted average of the drill assay intercept molybdenum grades compiled by Mike Skopos and annotated on the Getty North cross sections provided to Craig Parkinson, who calculated the resource estimates.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Getty Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Getty Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com .

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also refers to reports that use the terms , 'indicated resources' and 'inferred resources'. Getty Copper Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

__________________________________
Dr. Corby G. Anderson, President and COO

For further information please contact:
Dr. Corby G. Anderson
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231	Fax: 604-931-2814

GETTY COPPER INC.	Trading Symbol TSX:V GTC January 11, 2008

NEWS RELEASE

"THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES"

GETTY COPPER INC CLOSES NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia: Getty Copper Inc. (the “Company”) is pleased to announce that, after receiving approval from the TSX Venture Exchange, it has closed a non-brokered private placement of 10,000,000 common shares of the Company (“Common Shares”) at a price of $0.10 per Common Share for gross proceeds of $1,000,000 to certain purchasers. Two insiders of the Company participated in the private placement purchasing a total of 6,300,000 Common Shares.

The Common Shares will have a four-month hold period expiring on May 11, 2008.

The proceeds of the private placement will be used for continuing exploration on the Company’s mineral properties and for general working capital purposes.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

__________________________________
Dr. Corby G. Anderson, President and COO

For further information please contact:
Dr. Corby G. Anderson
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231	Fax: 604-931-2814

NEWS RELEASE

FOR IMMEDIATE RELEASE
Vancouver, British Columbia

Ralph Berezan files Early Warning Report following acquisition of Common Shares of Getty Copper Inc.

January 11, 2008

Ralph Berezan has acquired 5,000,000 common shares (the “Common Shares”) of Getty Copper Inc. (“Getty Copper”), representing approximately 6.64% of the issued and outstanding Common Shares of Getty Copper. The 5,000,000 Common Shares were acquired privately on January 11, 2008 at a price of $0.10 per Common Share. After giving effect to the acquisition of the 5,000,000 Common Shares, Ralph Berezan holds 12,956,773 Common Shares, representing approximately 16.69% of the issued and outstanding Common Shares (on an undiluted basis).

Ralph Berezan acquired the Common Shares for investment purposes.

REPORT UNDER PART 3

NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-over Bid and Insider Reporting Issues

GETTY COPPER INC.

Name and Address of Offeror:

Ralph Berezan (the “offeror”)
203-20171 92A Avenue,
Langley, B.C. V1M 3A5

The designation and number or principal amount of securities and the offeror’s security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstances:

The Offeror, has acquired direct or indirect beneficial ownership and control of 5,000,000 common shares of Getty Copper Inc. (the “Company”), at a price of $0.10 per common share, by way of private placement from the treasury of the Company. This acquisition brings the Offeror’s total shareholdings in the Company to 12,956,773 common shares representing approximately 16.69% of the Company’s then 77,638,907 issued and outstanding common shares. The Offeror also holds warrants entitling the holder to purchase an additional 2,863,636, common shares at a price of $0.15. Of these warrants, 1,500,000 warrants expire May 7, 2008 and 1,363,636 whole warrants expire July 7, 2008. If all of these warrants were exercised, the Offeror’s shareholdings would increase to 15,820,409 common shares, representing approximately 19.65% of the Company’s then 80,502,543 issued and outstanding common shares.

The designation and number or principal amount of securities and the offeror’s security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

As indicated above under paragraph two, 12,956,773 common shares, and warrants to purchase up to an additional 2,863,636 common shares, are owned or controlled by the Offeror, together representing approximately 19.65% of the Company’s issued and outstanding common shares if the warrants are exercised in full by the Offeror. If the warrants are not exercised by the Offeror, then his shareholdings of 12,956,773 shares represents approximately 16.69% of the Company’s current issued and outstanding share capital.

The designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 3 over which:

the offeror, either alone or together with any joint actors, has ownership and control:

12,956,773 common shares and warrants to acquire up to an additional 2,863,636 common shares.

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actors:

None.

The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

None.

The name of the market in which the transaction or occurrence giving rise to the report took place:

The 5,000,000 common shares were purchased by the Offeror privately pursuant to a private placement from the Company.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the common shares for investment purposes and he may increase his ownership position.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The 5,000,000 common shares were acquired by the Offeror pursuant to a private placement agreement between the Offeror and the Company dated [___, 2008] at a price of $0.10 per common share and were acquired by the Offeror for investment purposes.

The names of any joint actors in connection with the disclosure required in this Report:

None.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The aggregate purchase price paid by the Offeror for the common shares was $500,000 paid in cash.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

Dated at Langley, British Columbia this 11 day of January, 2008.

_______________________________________
Ralph Berezan

     GETTY COPPER INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Getty Copper Inc. (the “Company”)
1000 Austin Avenue
Coquitlam, British Columbia
V3K 3P1

2.	Date of Material Change

January 11, 2008.

3.	News Release

A news release disclosing the material change was issued in Vancouver, British Columbia on January 11, 2008.

4.	Summary of Material Change

The Company announced that it has closed a private placement for 10,000,000 common shares of the Company (“Common Shares”) at $0.10 per common share.

5.1	Full Description of Material Change

The Company announced that, after receiving approval from the TSX Venture Exchange, it closed a non-brokered private placement of 10,000,000 Common Shares at a price of $0.10 per Common Share for gross proceeds of $1,000,000 to certain purchasers including insiders of the Company. Two insiders of the Company participated in the private placement purchasing a total of 6,300,000 Common Shares.

The Common Shares will have a four-month hold period expiring on May 11, 2008.

The proceeds of the private placement will be used for continuing exploration on the Company’s mineral properties and for general working capital purposes.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officers

For further information about this material change, please contact Donald Willoughby, CFO, Director at (604) 604 931-3231.

9.	Date of Report

DATED at Vancouver, British Columbia this 11th day of January, 2008.

_______________________________
Dr. Corby G. Anderson,
President and Chief Operating Officer